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                                                                 EXHIBIT 12

                            HERSHEY FOODS CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   (in thousands of dollars except for ratios)
                                   (Unaudited)

                                                   For the Nine Months Ended
                                                   October 1,    October 2,
                                                     1995          1994
Earnings:

 Income before income taxes                        $289,857      $264,790

 Add (deduct):

   Interest on indebtedness                          32,507        27,492
   Portion of rents representative of the
    interest factor(a)                                6,223         5,975
   Amortization of debt expense                          41            48
   Amortization of capitalized interest               2,369         2,186


    Earnings as adjusted                           $330,997      $300,491



Fixed Charges:

 Interest on indebtedness                          $ 32,507      $ 27,492
 Portion of rents representative of the
   interest factor(a)                                 6,223         5,975
 Amortization of debt expense                            41            48
 Capitalized interest                                 1,350         2,527


    Total fixed charges                            $ 40,121      $ 36,042


Ratio of earnings to fixed charges                     8.25          8.34


NOTES:

 (a) Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.